iFood Inc.

ANNUAL REPORT

1301 K St. NW, 3rd floor
Washington, DC 20005
(202) 888-0760
https://immigrantfood.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Overview

iFood, Inc. was incorporated on January 2, 2019, in the District of Columbia. The company has three wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the state of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the state of Columbia), IFood UM LLC (organized on March 22, 2021 in the state of Columbia).

Immigrant Food (iFood, Inc) is a cause-casual restaurant located in Washington, D.C., with a unique mission of celebrating America's immigrant stories while actively contributing to the support of today's immigrants. Founded in response to a surge in negative rhetoric against immigrants, the restaurant aims to combat intolerance by creating a welcoming space. Immigrant Food offers a diverse menu that reflects a fusion of immigrant cuisines, blending cultural influences to create unique dishes. The restaurant actively engages with non-governmental organizations (NGOs), utilizing its space for events, meetings, and classes that support immigrant causes. With a focus on layered corporate social responsibility, Immigrant Food seeks to raise awareness, provide resources, and foster community support for immigrants in the United States.

Intellectual Property

iFood, Inc. wholly owns intellectual property in the form of a filed trademark for "IMMIGRANT FOOD." In addition, any intellectual property produced by iFood's subsidiaries will be wholly owned by iFood, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $731,660.00
Number of Securities Sold: 13,718
Use of proceeds: Expansion of restaurant units

Date: December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $903,501.00
Number of Securities Sold: 14,117
Use of proceeds: Expansion of restaurant units
Date: December 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Expansion of restaurant units

Date: December 31, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Results of Operations
Circumstances which led to the performance of financial statements:

Revenue
The Company's operating results for the year ended December 31, 2025 reflect challenging conditions in the restaurant industry, particularly in the Washington, DC metropolitan area.
In addition to broader industry trends, the Company's operations in the Washington, DC metropolitan area were adversely affected by local conditions during 2025. These included reduced office occupancy levels, declines in downtown foot traffic, government-related disruptions, closures, and shut-downs, and ongoing construction and street access limitations in key operating areas. Industry data indicates that restaurant closures in the Washington, DC area increased significantly during the year to 100 restaurants closing their doors. This reflects an average of declining restaurant sales across the market. These factors contributed to reduced customer traffic and increased operating challenges at certain Company locations.
Revenue for fiscal year 2025 was $ 5,011,070 compared to $4.56 million in 2024. The increase was primarily attributable to a full year of operations from the Ballston location, which opened in 2024. On a comparable-store basis, the Company experienced a decline in sales.

Cost of Goods (COGS)
Cost of Goods in 2025 was $1.06 million or 21.2%. This was an increase in both dollar and percentage terms from the previous year. The reasons are twofold: a) this reflected the full year of Ballston operations and b) inflation in food prices continued to create challenges.

Gross margins
Gross margins in 2025 were $ 3,818 M or 76.2%. Management continued to focus on ensuring tight expenses despite a challenging environment.

Expenses
Expenses in 2023 were $3.84 M or 81%. Again, this reflects the full year accounting of the additional Ballston unit.

Historical results and cash flows:
The Company is currently in a challenging moment. Nationwide, restaurant sales were very weak in 2025, given consumer economic uncertainty in 2025. Management believes that the hospitality market will continue its present weakness in the near term. As a result, plans for new restaurant openings have been put on hold. Instead, management is working to develop a new line of CPG products – seasonings, sauces and coffees that can diversify sales. Past cash was primarily generated through sales and equity investments. This will continue into the near term. Operationally, managing consistency and efficiency across multiple locations can be demanding. Financially, the upfront investment and ongoing operational expenses may strain the company's finances. Liquidity, balancing expansion costs with the need for cash flow may also be taken into consideration.

Cash on Hand
The Company had cash of approximately $257,000. Without business improvement, these conditions raise concerns about the Company's ability to continue.

Debt
Total debt as of December 31, 2025 was approximately $718,000. Debt consists primarily of SBA loans, equipment financing, and related-party obligations.

Creditor: SBA EILD Loan
Outstanding balance: $207,500.00
Interest rate: 3.75%

_____

Creditor: Promissory Note - Peter Schechter & Rosa Puech
Outstanding balance: $183,840.00
Interest rate: 5%

_____

Creditor: Convertible Notes 2023
Outstanding balance: $102,647.00
Interest rate: 7%

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of The Company had cash of approximately $257,000. Without business improvement, these conditions raise concerns about the Company's ability to continue..

Debt

Promissory Notes & Loans
During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Creditor: SBA EILD Loan Amount Owed: $207,500.00 Interest Rate: 3.75%
Maturity Date: January 01, 2050

Creditor: Promissory Note - Peter Schechter & Rosa Puech
Amount Owed: $79,765 Interest Rate: 5.0%
Maturity Date: December 31, 2022

Creditor: Convertible Notes 2023 Amount Owed: $102,647.00 Interest Rate: 7.0%
Maturity Date: August 16, 2027

Creditor: Leaf Financial (Equipment Loan)
Amount owed: $48,769 Interest Rate: 12%
Maturity Date: September 27, 2027

Creditor: Promissory Note - Peter Schechter & Rosa Puech
Amount owed: $146,000 Interest Rate: 7.35%
Maturity Date: September 17, 2029

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter David Schechter
Peter David Schechter's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
•   Position: CEO, President, & Director
•   Dates of Service: June 2019 — Present
•   Responsibilities: I am the co-founder and president of Immigrant Food. Along with my cofounder, COO
Tea Ivanovic, we run the company and are in charge of major decision-making and the financial health of the
company. Salary: 75K
Other business experience in the past three years:
•   Employer: Altamar LLC
Title: Host and Executive Producer
Dates of Service: January 2021 — January 2023
Responsibilities: Host and Executive Producer for Altamar, a leading independent global affairs podcast on
international affairs from a non-Washington centric viewpoint. The podcast features international experts such
as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former
UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."
•   Employer: Bay Atlantic University
Title: Trustee
Dates of Service: May 2022 — Present
Responsibilities: I serve on the Board of Trustees of Bay Atlantic University, a new educational institution in
Washington DC

_____

Name: Tea Ivanovic
Tea Ivanovic's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
•   Position: Co-founder, Chief Operating Officer, Chief Accounting Officer & Chief Marketing Officer
•   Dates of Service: June 2019 — Present

•   Responsibilities: Co-founder, Chief Operating Officer, Chief Accounting Officer, & Chief Marketing Officer of Immigrant Food in charge of managing day-to-day operations of the company. Salary: 180,000; Equity : 62,000 shares

Other business experience in the past three years:

•   Employer: Altamar LLC

Title: Commentator and Executive Producer

Dates of Service: January 2021 — January 2023

Responsibilities: Commentator and Executive Producer for Altamar, a leading independent global affairs podcast on international affairs from a non-Washington centric viewpoint. The podcast features international experts such as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."

_____

Name: Nikunj Jinsi

Nikunj Jinsi's current primary role is with Wilderness Capital . Nikunj Jinsi currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

•   Position: Board Director

•   Dates of Service: November 2019 — Present

•   Responsibilities: Independent Board Director, providing advice to management and Company with strategy and fundraiser, leveraging my 25 years in the venture capital space. No Salary.

Other business experience in the past three years:

•   Employer: Allianz Global Investors - AfricaGrow

Title: Independent Investment Committee Member

Dates of Service: June 2020 — Present

Responsibilities: External IC member for €200MM fund-of-funds product targeting funds (LP) investment in VC and SME managers in North and Sub-Saharan Africa

•   Employer: Wilderness Capital

Title: Co-Founder, CEO

Dates of Service: August 2020 — Present

Responsibilities: Developing innovative carbon credit investment platform targeting North America - developing nature based solutions with old growth forestry

•   Employer: British International Investments

Title: External Investment Committee Member Venture Capital

Dates of Service: January 2021 — Present

Responsibilities: As an independent IC member I opine and vote on investment opportunities in technology-enabled companies for ticket sizes ranging from $1-20 million per deal.

•   Employer: FMO Netherlands

Title: Advisory Board member Venture Capital

Dates of Service: June 2023 — Present

Responsibilities: Provide guidance to operational management team to manage invest €400MM fund in technology enabled businesses and venture fund managers in South, South-East Asia and Africa.

_____

Name: Guillermo J Bolinaga

Guillermo J Bolinaga's current primary role is with Opportunitas Advisors Inc . Guillermo J Bolinaga currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Directors
- Dates of Service: November 2019 — Present
- Responsibilities: Member of the Board of Directors. No Salary.

Other business experience in the past three years:

- Employer: Opportunitas Advisors Inc

Title: Partner & Cofounder

Dates of Service: January 2021 — Present

Responsibilities: Partner & Cofounder

_____

Name: Kenneth Charles Brown (Resigned September 2025)

Kenneth Charles Brown's current primary role is with BlueKey Equity Partners LLC. Kenneth Charles Brown currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Director
- Dates of Service: April 2020 — Present
- Responsibilities: As an active Board Member with private equity experience, I have been involved in reviewing growth and development strategy, financial strategy and fundraising for the company. I also provide input on operational management areas where I have relevant experience. No Salary.

Other business experience in the past three years:

- Employer: Gallery 2014 LLC

Title: Senior Financial Advisor

Dates of Service: December 2012 — Present

Responsibilities: Senior Financial Advisor

- Employer: BlueKey Equity Partners LLC

Title: Partner

Dates of Service: January 2019 — Pre

Responsibilities: Partner

_____

Name: Kimberly Susan Grant (Resigned April 2025)

Kimberly Susan Grant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Director
- Dates of Service: June 2020 — Present

• Responsibilities: Kimberly Grant serves on the Boards of and acts as advisor to various companies in the food and beverage space

Other business experience in the past three years:

• Employer: Four Seasons Hotels and Resorts

Title: Global Head of Restaurants and Bars for Four Seasons Hotels and Resorts

Dates of Service: February 2022 — August 2023

Responsibilities: Chief executive leading all worldwide food and beverage operations for the Four Seasons Hotels and Resorts, including all restaurants, bars, lounges, F&B retail, meetings and events, in-room dining; in addition to, experience including private jet and yacht (under development). The company currently operates 621 restaurant and bar outlets within 127 hotels and resorts and 50 residential properties in major city centres and resort destinations in 47 countries, with over 50 properties under development.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Peter Schechter
Amount and nature of Beneficial ownership: 336,375
Percent of class: 30.8%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, and Convertible Note 2023.

Class A Common Stock
• Authorized: 3,000,000
• Outstanding: 511,420
• Voting Rights: One vote per share

• Material Rights: Please see below for a summary of the material rights for Class A Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum
Class B Common Stock
• Authorized: 6,000,000
• Outstanding: 487,500
• Voting Rights: One vote per share
• Material Rights: Please see below for a summary of the material rights for Class B Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum
Class C Common Stock
• Authorized: 1,000,000
• Outstanding: 82,500
• Material Rights: Please see below for a summary of the material rights for Class C Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class C Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum
Class D Common Stock
• Authorized: 400,000
• Outstanding: 0
• Material Rights: Please see below for a summary of the material rights for Class D Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class D Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: No, Sections 9 and 12 of Article V of the By-Laws does not apply to a stockholder of Class D Common Stock.

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum
Class E Common Stock
• Authorized: 300,000
• Outstanding: 0

• Material Rights: Please see below for a summary of the material rights for Class E Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class E Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Convertible Note 2023
• Amount Outstanding: $100,000.00
• Conversion Type: Common Stock
• Conversion Trigger: 48 months, change of control, or >$3M investment
• Valuation Cap: $15,000,000.00
• Discount Rate: 20
• Interest Rate: 7
• Material Rights: None

What it means to be a minority holder

As a minority holder of Class D Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class D Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in future offerings may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Political Risk and Uncertainty

The company's place of business is Washington DC. From November 2024 through December 2025, the Washington DC metropolitan area suffered numerous economic and political shocks, including closures of federal agencies, immigration enforcement actions against restaurant workers, and government shutdowns. There is no way to predict whether this uncertainty continues in the future.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class D Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

iFood Inc.

By /s/ *Peter Schechter*

Title: President

By /s/ *Peter Schechter*

Name: Peter Schechter
Title: President

By /s/ *Tea Ivanovic*

Name: Tea Ivanovic
Title: COO

Exhibit A
FINANCIAL STATEMENTS

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iFood Inc
Balance Sheet
As of Dec 28, 2025

ASSETS	
Current Assets	
Cash and Cash Equivalents	257,814
Accounts Receivable	72,817
Inventory	106,014
Other Current Assets	182,014
Current Assets	618,659
Fixed Assets	447,255
Other Assets	499,924
TOTAL ASSETS	**1,565,838**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	495,500
Debt	718,813
Total Liabilities	1,214,313
Equity	3,853,488
Retained Earnings	(3,060,324)
Net Income	(441,638)
Total Equity	351,525
TOTAL LIABILITIES & EQUITY	**1,565,838**

Immigrant Food
Profit & Loss
FYE 12/28/2025

Gross Sales	5,011,070	
Comps & Discounts	130,947	2.6%
Net Sales	4,880,123	97.4%
Total COGS	1,061,330	21.2%
Gross Profit	3,818,793	76.2%
Labor Costs	2,478,474	49.5%
Direct Operating Expenses	432,825	8.6%
Event Expenses	150,338	3.0%
Advertising and Promotions	82,578	1.6%
General and Administrative	350,079	7.0%
Repairs and Maintenance	36,970	0.7%
Occupancy	415,565	8.3%
Utilities	148,347	3.0%
Total Expenses	4,095,177	81.7%
EBITDA	(276,384)	-5.5%
Other Income	(164,154)	-3.3%
Net Income	(440,538)	-8.8%

iFood Inc
Consolidated Statement of Cash Flow
FYE 12/28/2025

Net Income	(441,638)
Changes in operating assets	(129,921)
Changes in current liabilities	24,300
Net change in debt	83,087
Capital contribution	247,899
Cash - beginning of year	474,087
Cash - end of year	257,814

iFood Inc
Statement of Stockholders Equity

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
Shares issued for services	487,500	-	-	-	-
Shares Sold for cash	243,750	1,300,000	-	-	1,300,000
Net income (loss)	-	-	-	(678,952)	(678,952)
December 31, 2019	731,250	$ 1,300,000	$ -	$ (678,952)	$ 621,048
Net income (loss)	-	-	-	(255,417)	(255,417)
December 31, 2020	731,250	$ 1,300,000	$ -	$ (934,369)	$ 365,631
Shares Sold for cash	137,175	731,600	-	-	731,600
Net income (loss)	-	-	-	(398,744)	(398,744)
December 31, 2021	868,425	$ 2,031,600	$ -	$ (1,333,113)	$ 698,487
Shares Sold for cash	-	-	-	-	-
Net income (loss)	-	-	-	(503,984)	(503,984)
December 31, 2022	868,425	$ 2,031,600	$ -	$ (1,837,097)	$ 194,503
Shares Sold for cash	130,495	835,169	-	-	835,169
Net income (loss)	-	-	-	(305,082)	(305,082)
December 31, 2023	998,920	$ 2,866,769	$ -	$ (2,142,179)	$ 724,590
Shares Sold for cash	135,711	788,969	-	-	788,969
Net income (loss)	-	-	-	(547,659)	(547,659)
December 31, 2024	1,134,631	$ 3,655,738	$ -	$ (2,689,838)	$ 965,900
Shares Sold for cash	408,163	250,114	-	-	250,114
Net income (loss)	-	-	-	(440,538)	(440,538)
Reconciliation	-	(52,364)	-	70,052	17,688
December 31, 2025	1,542,794	3,853,488	-	(3,060,324)	793,164



































Cell: M4
Note: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: O4
Note: davidg:
    If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

iFood, Inc. was incorporated on January 2, 2019, in the District of Columbia. In 2025, the company had four wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the District of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the District of Columbia), IFood UM LLC (organized on March 22, 2021 in the District of Columbia), and Ifood Ballston (organized on June 8, 2023 in the Commonwealth of Virginia).

The Company's operating results for the year ended December 31, 2025 reflect challenging conditions in the restaurant industry, particularly in the Washington, DC metropolitan area.

In addition to broader industry trends, the Company's operations in the Washington, DC metropolitan area were adversely affected by local conditions during 2025. These included reduced office occupancy levels, declines in downtown foot traffic, government-related disruptions, closures, and shut-downs, and ongoing construction and street access limitations in key operating areas. Industry data indicates that restaurant closures in the Washington, DC area increased significantly during the year to 100 restaurants closing their doors. This reflects an average of declining restaurant sales across the market. These factors contributed to reduced customer traffic and increased operating challenges at certain Company locations.

Net sales for 2025 were approximately $5 million compared to $4.56 million in 2024. The increase was primarily attributable to a full year of operations from the Ballston location, which opened in 2024. On a comparable-store basis, the Company experienced a decline in sales.
The Company reported a net loss of approximately $440,000 in 2025. Performance varied across locations, with the Planet Word location demonstrating resilience while other locations experienced reduced foot traffic.

The Company had cash of approximately $257,000 as of December 31, 2025. These conditions raise some doubts about the Company's ability to continue as a going concern in the mid-term future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in general conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about

the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from food and beverage sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and District of Columbia jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

<u>Promissory Notes & Loans</u>

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Creditor: SBA EILD Loan

Amount Owed: $207,500.00

Interest Rate: 3.75%

Maturity Date: January 01, 2050

Creditor: Promissory Note - Peter Schechter & Rosa Puech

Amount Owed: $79,765

Interest Rate: 5.0%

Maturity Date: December 31, 2022

Creditor: Convertible Notes 2023

Amount Owed: $102,647.00

Interest Rate: 7.0%

Maturity Date: August 16, 2027

Creditor: Leaf Financial (Equipment Loan)

Amount owed: $48,769

Interest Rate: 12%

Maturity Date: September 27, 2027

Creditor: Promissory Note - Peter Schechter & Rosa Puech

Amount owed: $146,000

Interest Rate: 7.35%

Maturity Date: September 17, 2029

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,700,000 shares of our common stock with a par value of $0.0001. As of December 31, 2025 the company has currently issued 1,134,631shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions other than previously disclosed on Note 3, pertaining to promissory notes to one of the company's cofounders. For the avoidance of doubt, Class B shares were issued to operators and founding members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April, 2026, the issuance date of these financial statements. During this time, the company has engaged in a rescue capital raise that resulted in a down round, diluting shareholders that did not participate in raise.

I, Peter Schechter, the President of Ifood Inc, hereby certify that the financial statements of Ifood Inc and notes thereto for the periods ending January 1, 2025 (first Fiscal Year End of Review) and December 31, 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025, the company has not yet filed its federal tax return for 2025. [

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of April, 2026

President

April 16, 2026